Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2023

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 22, 2023, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: June 22, 2023	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

June 22, 2023 Press release

Capital Markets Day 2023: Transforming Aegon – The Next Chapter

•	Aegon to accelerate its strategy to create leading businesses in investment, protection and retirement solutions

•	Transamerica, Aegon’s US subsidiary, to accelerate growth and build America’s leading middle market life insurance and retirement company

•	Aegon on track to close a.s.r. transaction in the coming weeks and start associated share buyback

•	Strategy execution and active capital management to create significant financial flexibility at the holding company

•	Aegon will adapt its operating model to align with business profile; refreshed logo marks the next chapter in Aegon’s transformation and its sharpened operating model

•

New chapter in strategy expected to lead to increase in operating capital generation from units to around EUR 1.2 billion, free cash flow to around EUR 800 million and dividend per share to EUR 0.40 by 2025

Aegon’s ambition is to build leading businesses offering customers investment, protection and retirement solutions. Today, Aegon presents the next chapter of this transformation. Aegon CEO, Lard Friese, will be joined by CFO Matt Rider, Duncan Russell, Chief Transformation Officer, Will Fuller, CEO of Transamerica – Aegon’s largest business unit – and other members of the management team of Transamerica to outline their plans to create value. The event, entitled “Transforming Aegon – The Next Chapter,” follows the successful execution of the first phase of the company’s transformation that was announced at Aegon’s 2020 Capital Markets Day (CMD).

Aegon CEO, Lard Friese, commented: “Today, Aegon is a more focused company with improved operational performance, a stronger balance sheet, and an enhanced risk profile. We have delivered on the plans outlined at our last Capital Markets Day. The transaction to combine Aegon’s Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. closes off the first chapter of Aegon’s transformation and enables us to accelerate the execution of our strategy.

“At today’s CMD, we will outline the steps we are taking to ensure that Transamerica, our US subsidiary, captures its full potential. Transamerica has had a long and proud history of making financial services available to the many, not just the few. We aim to accelerate Transamerica’s growth and build America’s leading middle market life insurance and retirement company. This rapidly growing market, representing 68 million middle income households, is the largest in the US and is relatively underserved by the financial services industry. Transamerica is well positioned to grow and to capture the opportunities in this market,” said Lard Friese.

Transamerica’s strategy consists of four focus areas. First, Transamerica will invest further in World Financial Group (WFG), its insurance distribution network of around 70,000 independent agents. WFG distributes Transamerica products, as well as those of other insurers. Its distinctive, nationwide network is the third largest agency force in the United States and the largest in Canada. WFG’s agents come from a wide range of diverse cultural backgrounds, and meet the needs of the communities in which they operate. Transamerica’s ambition is to increase the number of WFG agents to 110,000 by 2027, while at the same time improving agent productivity.

Second, Transamerica will invest in its product manufacturing capabilities and operating model in order to provide an improved and differentiated customer experience and to support sales growth. It will insource and redesign critical operational and administrative functions, including core customer services, that are currently managed by an external provider. As a result, Transamerica will be well positioned to grow its life insurance business sold through both WFG and third-party distributors.

June 22, 2023 Press release

Third, in Workplace Solutions, Transamerica aims to increase earnings from its retirement business which provides recordkeeping and investment services for US defined contribution plans, and advice to plan participants.

With a focus on the mid-sized and pooled employer retirement plan market, Transamerica will invest to leverage its capabilities as a recordkeeper with the ambition to materially increase the penetration of the ancillary products and services it offers. In particular, it will build on its expertise in stable value investment options and individual retirement savings accounts.

Fourth, Transamerica will continue to reduce its exposure to Financial Assets and improve the level and predictability of its capital generation. Since the 2020 CMD, Aegon has released USD 1.5 billion of capital from its Financial Assets in the US. Looking forward, Transamerica will expand the scope of Financial Assets to include legacy Universal Life contracts, and take additional management actions which are expected to release another USD 1.2 billion of capital in the next five years. The financial flexibility this creates will be prioritized to further reduce exposure to Financial Assets.

In addition to sharing its plans for Transamerica, Aegon will provide an update on the a.s.r. transaction, which is expected to be completed in the coming weeks. Shortly after closing, Aegon expects to initiate the associated capital return of EUR 1.5 billion as announced on October 27, 2022, through a share buyback over a 12-month period. Post-closing, Aegon intends to hold its 29.99% strategic stake in a.s.r. to capture the value of cost and capital synergies associated with the integration of its former Dutch business into a.s.r.

Aegon is making progress on the review of the implications of the transaction with a.s.r for group supervision. The discussions with the college of supervisors, representing all local regulators of Aegon, are ongoing and no decisions have been made. Any further details will be made available if and when appropriate. Regardless of the outcome, Aegon intends to maintain its head office in the Netherlands. Its shares will remain listed on Euronext in Amsterdam and the New York Stock Exchange.

Aegon will continue to strengthen its UK business and its fully-owned global asset manager, and to support their journeys to build leadership positions. In addition, Aegon will invest in growing its various joint ventures in Aegon International and Asset Management. In 2024, Aegon will provide an update on its plans to deliver on the full potential of these businesses. Aegon’s near-term priority in the UK is to maintain expense discipline to create room for investments, and to drive sales growth in the Retail and Workplace channels on its platform. Aegon Asset Management is in the process of completing the implementation of its global operating platform. It will continue to focus on growing in alternative asset and retirement investment solutions, and will implement additional efficiency measures. In its joint ventures, Aegon will continue to create value by using its international expertise to leverage the knowledge of the local management teams.

“As part of the next chapter in our transformation, we are adapting our organization and changing the operational set-up of the holding company. The business units will focus on delivering on their strategic objectives by improving customer experience and propositions, strengthening their operations and maintaining strong controls. The holding company will set the overarching strategic direction, identify and drive business opportunities, allocate capital in a rational and disciplined manner, manage performance tightly, set the risk appetite and actively manage risk. Lastly, we will take key talent management decisions. To mark these changes and to better reflect our company’s new profile, Aegon will operate with a refreshed logo,” said Lard Friese.

June 22, 2023 Press release

Financial implications and financial targets

The execution of Transamerica’s strategic plan is expected to result in a significant increase of the earnings on in-force from its Strategic Assets. Transamerica plans to reinvest part of its earnings on in-force from Strategic Assets in profitable new business to secure long-term growth. This is anticipated to result in a gradual increase in operating capital generation from Strategic Assets to fund growing remittances to the Holding. Transamerica targets a mid-single digit growth rate of its remittances in the medium-term, from a level of USD 550 million in 2023. The associated investments to achieve Transamerica’s strategic ambitions are expected to have a one-time impact of -15%-points on the US RBC ratio and reduce Aegon’s equity by around USD 450 million. The majority of these impacts are expected to be incurred in the second quarter of 2023.

The additional actions that Transamerica has identified to reduce its exposure to Financial Assets include the intention to remove the remaining morbidity improvement assumption and increase the inflation assumption in its Long-Term Care business. Associated with these assumption changes, Transamerica will seek approvals for additional actuarially justified premium rate increases with a combined value of USD 700 million. In addition, Transamerica will take actions to mitigate the capital volatility caused by its annuity and universal life with secondary guarantees blocks of business. These management actions are expected to have a combined one-time impact of -5%-pts on the US RBC ratio and reduce Aegon’s equity by around USD 250 million. The majority of these impacts are expected to be incurred in the second quarter of 2023.

Throughout its transformation, Aegon will ensure that it maintains sufficient capital in its business units and at the Holding so that management can focus its time and energy on increasing the return on capital, and distributing capital to shareholders. In Aegon’s capital management approach, the company will continue to focus on managing the capital positions of its business units to their respective operating levels over time. For Transamerica, the operating level remains at an RBC ratio of 400%. The RBC ratio was 436% on March 31, 2023, which makes Transamerica well positioned to manage the RBC ratio to the operating level and to continue to pay its planned remittances even in the case of moderately adverse scenarios.

The operating range for Cash Capital at Holding remains EUR 0.5 billion to EUR 1.5 billion. Aegon expects to reduce the Cash Capital at Holding from EUR 1.4 billion on March 31, 2023, to around the mid-point of the operating range over time. Aegon intends to do so by returning capital to shareholders in the absence of value-creating opportunities, in line with its capital management approach. As previously indicated, Aegon will reduce its gross financial leverage by up to EUR 700 million following the closing of the transaction with a.s.r., which brings it to around EUR 5.0 billion.

By increasing its earnings and managing capital in a disciplined manner, Aegon expects to grow operating capital generation over the plan period and translate this into increasing free cash flow. Aegon expects its operating capital generation before holding funding and operating expenses to grow from at least EUR 1.0 billion in 2023 to around EUR 1.2 billion in 2025. Free cash flow is expected to grow in line with the anticipated growth in operating capital generation, and is anticipated to benefit from the expected growth in dividends to be received on Aegon’s strategic stake in a.s.r. As a result, Aegon expects to grow its free cash flow from around EUR 600 million in 2023 to around EUR 800 million in 2025. Dividends are expected to remain well covered by free cash flow. Furthermore, on a per share basis, dividends will benefit from the deployment of Aegon’s financial flexibility at the Holding. As a result, Aegon aims to grow its dividend per share from around EUR 0.30 over 2023 to around EUR 0.40 over 2025, barring unforeseen circumstances.

June 22, 2023 Press release

Contacts

Media relations	Investor relations
Carolien van der Giessen	Jan Willem Weidema
+31(0) 6 11953367	+31(0) 70 344 8028
carolien.vandergiessen@aegon.com	janwillem.weidema@aegon.com

Digital media call

Today at 08:00 hrs. CEST, Lard Friese, CEO of Aegon, and Matt Rider, CFO of Aegon, will host a media call. Please, follow this link to join the media call.

Link to live Capital Markets Day webcast

Aegon is hosting a Capital Markets Day (CMD) in London on June 22 from 13:00 GMT (14:00 CEST) to provide an update on our strategy and medium-term financial targets. You can follow the presentations and discussions at our Capital Markets Day via a live webcast. Please use this link to register.

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection and retirement solutions. Its portfolio of businesses includes fully owned subsidiaries in the US, UK and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining strong local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND /OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKERDEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES

June 22, 2023 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•	Changes in ESG standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations; and

•

We may also rely on third-party information in certain of our disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information we use, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by us or third-parties. Moreover, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control. Additionally, we may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.